British Columbia Securities Commission

BC FORM 51-901F

ISSUER DETAILS:

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT

AVINO SILVER & GOLD MINES LTD.	July 31 2001	September 28, 2001

ISSUER ADDRESS:

Suite 400, 455 Granville Street,

CITY	PROVINCE	POSTAL CODE.	ISSUER FAX NO	ISSUER TELEPHONE

Vancouver,	British Columbia	V6C 1T1	(604) 682-3701	(604) 682-3600

CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.
Andrea Regnier	Accountant/Secretary	(604) 682-3701

WEB SITE: www.avino.com            e-mail: dawnpacific@telus.net

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE Signed: “LOUIS WOLFIN”	DATE SIGNED YY/MM/DD 01/09/28

DIRECTOR’S SIGNATURE Signed: “ERNEST CALVERT”	DATE SIGNED YY/MM/DD 01/09/28

AVINO SILVER & GOLD MINES LTD.
Interim Balance Sheet
(Unaudited – Prepared by Management)

	July 31, 2001		January 31, 2001
	$		$
ASSETS

Current assets:
Cash		6,855		6,267
Accounts receivable and prepaid expenses		14,614		9,880
Due from related parties (Note 6.b)		22,282		2,057

		43,751		18,204
Mineral property interests (Note 2)		3,252,063		3,236,838
Investments (Note 3)		1,211,008		1,689,347
Other assets (Note 4)		62,924		82,386

		4,569,746		5,026,775

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued liabilities		163,368		131,596
Payable to related parties (Note 6.c)		413,143		318,358

		576,511		449,954
Debentures payable		1,425,902		1,415,960

		2,002,413		1,865,914

Shareholders’ equity:
Capital stock (Note 5)		12,595,199		12,595,199
Contributed surplus		184,967		184,967
Deficit		(10,110,964)		(9,517,436)

Deduct: 14,180 shares held for future disposition-at cost		(101,869)		(101,869)

		2,567,333		3,160,861

		4,569,746		5,026,775

On behalf of the Board:

“Louis Wolfin”
     Director

“Ernest Calvert”
     Director

AVINO SILVER & GOLD MINES LTD.
Interim Statement of Operations and Deficit
(Unaudited – Prepared by Management)

	3 months ended July 31				6 months ended July 31,
	2001		2002		2001		2000
Revenue:	$		$		$		$
Interest		(1,537)		192		(1,537)		(443)

Administrative expenses
Amortization of deferred
financing costs		—		8,087		—		16,175
Amortization of deferred exchange loss		8,773		—		23,330		—
Accounting and audit fees		255		675		736		5,040
Consulting fees		7,500		7,500		15,000		15,000
Interest expense		16,476		27,960		32,952		52,346
Insurance, business license and taxes		—		—		103		500
Foreign exchange		6,478		—		15,457		—
Investor relations and Shareholder information		1,140		4,705		1,266		6,841
Legal fees		625		1,654		625		1,994
Listings and filing fees		501		1,305		958		1,305
Office and administration		8,154		6,228		14,657		12,151
Transfer agent fees		2,445		1,645		2,818		2,100
Travel and accommodation		1,545		4,958		1,545		4,958
Salaries and benefits		4,061		7,141		7,279		15,189

Loss before the following		(56,416)		(71,666)		(115,189)		(133,156)
Equity in loss of affiliate		(341,732)		(262,488)		(478,339)		(99,291)

(Loss) net income for the period		(298,148)		(334,154)		(593,528)		(232,447)
Deficit, beginning of period		(9,712,816)		(7,963,084)		(9,517,436)		(8,398,945)

Deficit, end of period		(10,110,964)		(8,297,238)		(10,110,964)		(8,631,392)

(Loss) gain per share		$(0.03)		$(0.02)		$(0.04)		$(0.01)

AVINO SILVER & GOLD MINES LTD.
Interim Statement of Cash Flows
(Unaudited – Prepared by Management)

	3 months ended July 31		6 months ended July 31,
	2001	2002	2001	2000
	$	$	$	$
PROVIDED BY
(USED IN)

Operating activities:
(Loss) net income for the period	(398,148)	(334,154)	(593,528)	(232,447)

Items not involving cash:
Equity in loss (income) of
affiliate	341,732	262,488	478,339	99,291
Amortization of deferred	—		—
financing charges		8,087		16,175
Amortization of deferred		—		—
foreign exchange	(8,773)		9,942
Finance expense	16,476	—	32,952	—
Interest expense on		—		—
debenture payable	(16,476)		(32,952)

	(65,189)	(63,579)	(105,247)	(116,981)

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(15,226)	383,030	(24,960)	380,530
Accounts payable and accrued liabilities	(1,702)	94,094	31,772	198,607
Payable to related parties	75,110	—	94,786	(42,260)

	58,182	477,124	101,598	536,877

Investing activities:
Mineral property interest	(13,259)	(12,875)	(15,225)	(18,092)
Term deposits	6,075	—	6,075	—
Deferred foreign exchange	17,350	—	13,387	—
loss		—		—
Marketable securities		(397,848)		(397,848)

	10,166	(410,723)	4,237	(415,940)
Increase (Decrease) in cash	3,159	(2,822)	588	3,956
Cash, beginning of period	3,696	6,744	6,267	5,600

Cash, end of period	6,855	9,566	6,855	9,566

AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements
July 31 2001
(Unaudited – Prepared by Management)

1. Summary of significant accounting policies

Joint Venture

Investments in joint ventures are accounted for by the proportionate consolidation method. At the balance sheet date the Company had a 50% interest in a joint venture with Bralorne-Pioneer Gold Mines Ltd. The accompanying financial statements include the Company’s proportionate share of the assets, liabilities and expenses of the joint venture.

2. Mineral Properties

Exploration and development expenditures incurred during the period are as follows:

	July 31	January 31
	3 months	12 months
Balance beginning of period:	$3,236,838	$3,210,166
Bralorne Property
Equipment rental	696
Geochemical/assays	229
Liability and property insurance	91	5,240
Meal, accommodation, travel	457
Mine development	5,205
Mine power	3,769	9,143
Mine office	449	6,137
Mine Maintenance	50	1,306
Mine supplies	2,088
Property taxes and assessment	859	2,742
Salaries	887
Staking and prospecting	395
Other	—	2,104

Balance end of period	$3,252,063	$3,236,838

AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements, Page 2
July 31 2001 (Unaudited – Prepared by Management)

3. Investments

Investments consist of:

	July 31	January 31
	3 months	12 months

Investments accounted for using the equity method:
Cia Minera Mexicana de Avino S.A. de C.V. (“Cia Minera”)	$781,100	$1,259,439

Investments carried at cost:
Bralorne-Pioneer Gold Mines Ltd.	422,848	422,848
Levon Resources Ltd.	7,060	7,060

	$1,211,008	$1,689,347

4. Other Assets

a) Other assets consist of:

	July 31	January 31
	3 months	12 months
Deferred financing charges related to eastablishing Debenture payable	281,317	$281,317

Deferred foreign exchange loss on debenture payable	26,320	39,707
Accumulated amortization	(281,317)	(281,317)
	26,320	39,707
Term deposits	36,604	42,679

	$62,924	$82,386

5. Share Capital

Authorized: 25,000,000 common shares without par value
Issued:

	Shares	Amount
Balance, beginning of period	4,577,686	$12,595,199

Balance, end of period	4,577,686	$12,595,199

AVINO SILVER & GOLD MINES LTD.
Notes to Interim Financial Statements, Page 3
July 31 2001
(Unaudited – Prepared by Management)

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a) During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i) $43,130 to a company with two common directors for
reimbursement of costs incurred on behalf of the company for administrative and exploration costs.

ii) $15,000 to a private company controlled by a Director for consulting fees.

b) Included in the accounts receivable is an amount of $22,282 due from companies with common directors.

c) Payable to related parties consist of $119,374 due to a private company controlled by two directors as disclosed in 6.a)i) above; $82,812 due to a private company controlled by a Director; $105,957 due to companies with common directors, and $105,000 due to a Director of the company for a cash loan.